November 5, 2024

Kurt B. McMaken
Chief Financial Officer
The Brink's Company
1801 Bayberry Court
Richmond, VA 23226-8100

       Re: The Brink's Company
           Form 10-K for the Fiscal Year ended December 31, 2023
           Filed February 29, 2024
           File No. 001-09148
Dear Kurt B. McMaken:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation